UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Catalina Lighting, Inc.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.01 par value per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                  148865-10-8
                          -----------------------------
                                 (CUSIP Number)

                              Matthew J. Day, Esq.
                          118 E. 25th Street, 8th Floor
                            New York, New York 10010
                                 (212) 673-0484
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                  July 23, 2001
             ------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 148865-10-8                13D                            Page 2 of 4
-------------------------------              -----------------------------------

================================================================================
     1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                LIONHEART GROUP, INC.
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
--------------------------------------------------------------------------------
     4.       SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7.      SOLE VOTING POWER
   SHARES                       601,500
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY        8.      SHARED VOTING POWER
    EACH                        -0-
 REPORTING    ------------------------------------------------------------------
PERSON WITH       9.      SOLE DISPOSITIVE POWER
                                601,500
              ------------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    601,500
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.8%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IA
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------------------              -----------------------------------
CUSIP NO. 148865-10-8                13D                            Page 3 of 4
-------------------------------              -----------------------------------

The following constitutes Amendment No. 1 to the Schedule 13D filed by Lionheart Group, Inc. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D".


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------


         Item 5(e) is added to read as follows:

         Item 5(e) On July 23, 2001, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock due to issuance of shares by the Issuer.

-------------------------------              -----------------------------------
CUSIP NO. 148865-10-8                 13D                           Page 4 of 4
-------------------------------              -----------------------------------


                                   SIGNATURES

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2002

                                          LIONHEART GROUP, INC.

                                          By:  /s/  Duncan Soukup
                                               ----------------------------
                                          Name:   Duncan Soukup
                                          Title:  President


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